SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          Fidelity National Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    316320100
                                 (CUSIP Number)

                               Jeffrey L. Gendell
      200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 23, 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316320100                 13D                    Page 2 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 23,800
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 23,800
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 23,800
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.3%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 316320100                 13D                    Page 3 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 503,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 503,100
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 503,100
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.7%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 316320100                 13D                    Page 4 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 526,900
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 526,900
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 526,900
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 316320100                 13D                    Page 5 of 13 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                526,900
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                526,900
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                526,900
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                6.0%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 316320100                 13D                    Page 6 of 13 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, no par (the "Common Stock") of Fidelity National Corporation (the "Company"). The Company's principal executive offices are located at 3490 Piedmont Road, Atlanta, Georgia 30305.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Tontine Partners, L.P., a Delaware limited partnership
              ("TP"), with respect to the shares of Common Stock directly owned by it;
          (ii) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;
         (iii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TP and TFP; and
         (iv) Mr. Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock directly owned by TP and TFP. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TP, TFP and TM is 200 Park Avenue, Suite 3900, New York, New York
          10166. The business address of Mr. Gendell is 200 Park Avenue,
          Suite 3900, New York, New York 10166.
     (c) The principal business of TP is serving as a private investment limited partnership investing in various industries. The principal business of TFP is serving as a private investment limited partnership investing primarily in financial institutions. The principal business of TM is serving as general partner to TP and TFP.
          Mr. Gendell serves as the Managing Member of TM.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 316320100                 13D                    Page 7 of 13 Pages

     (f) TP and TFP are limited partnerships organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TP and TFP is approximately $177,334 and $3,134,189, respectively. Neither Mr. Gendell nor TM owns directly any shares of Common Stock.

       The shares of Common Stock purchased by TP and TFP were purchased with working capital and on margin. TP's and TFP's margin transactions are with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TP or TFP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP or TFP, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 316320100                 13D                    Page 8 of 13 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 23,800
                         Percentage: 0.3%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 8,781,628 shares of Common Stock issued and outstanding as of July 31, 2001 as reflected in the Company's Form 10-Q for the period ending June 30, 2001.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 23,800
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 23,800
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not applicable.

      B. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 503,100
                         Percentage: 5.7%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 503,100
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 503,100
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not applicable.

      C.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 526,900
                         Percentage: 6.0%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 526,900
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 526,900
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP and TFP, which were all in the open market, are set forth in Schedule A and

CUSIP No. 316320100                 13D                    Page 9 of 13 Pages

Schedule B, respectively, and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

      D.  Jeffrey L. Gendell
             (a) Aggregate number of shares beneficially owned: 526,900
                       Percentage:  6.0%
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 526,900
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: 526,900
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP and TFP, which were all in the open market, are set forth in Schedule A and Schedule B, respectively, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 316320100                 13D                   Page 10 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  September 5, 2001

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P. and
                                    Tontine Financial Partners, L.P.

CUSIP No. 316320100                 13D                   Page 11 of 13 Pages

                                   Schedule A

                             Tontine Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
07/06/01                        1,300                     $7.18
07/09/01                       10,000                     $7.18
07/10/01                       10,000                     $7.75
07/11/01                        1,000                     $7.73

CUSIP No. 316320100                 13D                   Page 12 of 13 Pages

                                   Schedule B

                        Tontine Financial Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
07/05/01                        3,400                     $7.21
07/10/01                       14,900                     $7.75
08/23/01                        2,500                     $7.27
08/23/01                       79,400                     $7.30
08/24/01                        1,200                     $7.28
08/27/01                          100                     $7.23
08/31/01                       10,000                     $7.40

CUSIP No. 316320100                 13D                   Page 13 of 13 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  September 5, 2001

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P. and
                                    Tontine Financial Partners, L.P.